Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Long Lake partners celebrate site grand opening

            FORT MCMURRAY, AB, Oct. 23 /CNW/ - Joint-venture partners OPTI Canada
Inc. ("OPTI") and Nexen Inc. ("Nexen") today marked the grand opening of the
Long Lake Project ("Long Lake").
            Long Lake is Canada's fourth major integrated oil sands project and the first to integrate in-situ bitumen recovery with gasification and onsite upgrading. Facility construction was completed earlier this year and the SAGD operation is currently producing bitumen feedstock in anticipation of Upgrader start-up.
            This project will create significant value for Albertans by generating approximately 60,000 barrels per day of Premium Sweet Crude (PSC(TM)). Our product will be the highest quality synthetic oil to come from Canada's oil sands. Commissioning and testing of the Upgrader is well underway and first production of PSC(TM) is expected shortly.
            "This world-class facility is the culmination of years of planning and reflects the hard work of thousands of people, from tradespeople and contractors, to the employees of both joint-venture partners," said Charlie
Fischer, President and CEO of Nexen. "While the project took longer to complete than anticipated, we are very satisfied with the outcome. We look forward to achieving our design volumes over the next 12 to 18 months followed by decades of low-cost, reliable production."
            "We're pleased to announce the opening of the Long Lake Project, as it brings next-generation technology to Canada's oil sands," said Sid Dykstra,
President and CEO of OPTI. "Long Lake is unique because it represents a step change in upgrading and is the first project to incorporate gasification. This is expected to lead to lower operating costs and position Long Lake to be a leader in carbon capture."
            In conjunction with the grand opening of Long Lake, and to recognize the support of neighbouring communities in making it a success, Nexen and OPTI also announced a $2.5-million contribution to four public schools within the
Regional Municipality of Wood Buffalo.
            The contribution includes $1.5 million to provide ancillary resources that will greatly enhance the educational offering at the new Bill Woodward
School (BWS), now under construction in Anzac, the closest hamlet to the
Project. The funds are earmarked for items such as smart boards, playground equipment, science labs, library resources and computers. The school, named after a respected elder and community leader who passed away in 2007, is expected to open in 2010.
            In addition, a $1 million contribution has been made to establish the
Long Lake Scholarship Program. This program will offer future graduates of BWS and three Fort McMurray high schools - Father Patrick Mercredi Community
School, Westwood Community School and Fort McMurray Composite High School,
funding support to continue their education at the post-secondary level.
            "The community has been very welcoming and supportive and has grown side-by-side with the Long Lake Project," said Sid Dykstra. "With Long Lake projected to operate for 40 years, we plan on being a good long-term neighbour now and in the future - and we believe there is no better investment for the future than education."
            "We believe that the communities in which we operate should benefit from our presence," added Charlie Fischer. "It's an honour to support a community initiative that Bill Woodward would have been proud to see."
            The Project is located 40 kilometres southeast of Fort McMurray, in the
Athabasca oil sands of northeastern Alberta, and provides full-time employment for a staff of approximately 350. Nexen constructed and is responsible for steam assisted gravity drainage operations, while OPTI constructed and is responsible for Upgrader operations.

            ABOUT OPTI CANADA INC.

            OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing the fourth and next major integrated oil sands project in Canada, the Long Lake Project, in a 50/50 joint venture with Nexen Inc. The first phase of the Project consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an OPTI-operated upgrading facility, using OPTI's proprietary OrCrude(TM) process and commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. The Project is expected to produce 60,000 bbl/d of products, primarily 39 degree API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

            ABOUT NEXEN INC.

            Nexen Inc. is an independent, Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. We are uniquely positioned for growth in the North Sea, Western Canada (including the Athabasca oil sands of Alberta and unconventional gas resource plays such as coalbed methane and shale gas), deep-water Gulf of Mexico, offshore West
Africa and the Middle East. We add value for shareholders through successful full-cycle oil and gas exploration and development and leadership in ethics, integrity, governance and environmental protection.

            Forward-Looking Statements

            Certain statements contained herein are forward-looking statements, including statements relating to: OPTI's operations; business prospects, expansion plans and strategies; OPTI's plans and expectations concerning the use and performance of the OrCrude(TM) process and other related technologies;
the cost, development and operation of the Long Lake Project and OPTI's relationship with Nexen Inc. Forward-looking information typically contains statements with words such as "intends," "anticipate," "estimate," "expect,"
"potential," "could," "plan" or similar words suggesting future outcomes.
Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, we have made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Long
Lake joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC(TM) output of the
OrCrude(TM) Upgrader; foreign currency exchange rates and hedging risks;
government regulations and royalty regimes; the degree of risk that governmental approvals may be delayed or withheld; other risks and uncertainties described elsewhere in this document or in OPTI's other filings with Canadian securities authorities.
            Readers should be aware that the list of factors, risks and uncertainties set forth above are not exhaustive. Readers should refer to OPTI's current
Annual Information Form, which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.
            Additional Long Lake Project information is available on our Web site:
www.longlake.ca.

            %CIK: 0001177446

            /For further information: Nexen Inc., Michael J. Harris, Vice President,
Investor Relations, 801-7th Avenue S.W., (403) 699-4688, Calgary, Alberta,
Canada, T2P 3P7, www.nexeninc.com; OPTI Canada Inc., Alison Trollope, Manager,
Investor Relations, Suite 2100, 555 - 4th Ave. S.W., (403) 218-4705, Calgary,
Alberta, Canada, T2P 3E7, www.opticanada.com/
            (OPC.)

CO:  OPTI Canada Inc.

CNW 07:00e 23-OCT-08